March 15, 2007 11:38 AM Eastern Daylight Time

Next, Inc. Announces Appointment of David O. Cole as Chief Financial Officer

CFO Charles Thompson Resigns

CHATTANOOGA, Tenn.--(BUSINESS WIRE)--Next, Inc. (OTCBB:NXTI) an emerging leader in the licensed sportswear products industry announced that effective today, CFO Charles Thompson is resigning and is being replaced as CFO by David O. Cole. Mr. Thompson will continue as an employee, working with the Board on specific assignments.

Mr. Cole, a C.P.A., joins Next after spending the last six years as founding member of Wellspring Resources LLC, a consulting firm specializing in corporate financial management and interim executive services. While with Wellspring, he worked with both public and private companies, fulfilling the roles of Controller, CFO and COO in various businesses. In addition, he worked in mergers & acquisitions as an intermediary. Prior to 2000, Mr. Cole was the CFO of Lincoln Foodservice Products, Inc., a publicly traded NASDAQ National Market System listed smallwares and equipment manufacturer with sales of $100 million. He was employed by Ernst & Young from 1979 until 1985 as a Tax Manager.

“I’m happy to be joining the Next team,” Mr. Cole said. “I’ve already spent significant time with Company executives and I am very impressed with their cohesiveness and unified vision for the Company. Importantly, I wish to thank Chuck Thompson for his stewardship. The Company would clearly not be in the stable financial condition it is, and in position to capitalize on that had it not been for his strong commitment to the company and its shareholders during the last five years. It will be my distinct honor to accept the passing of the baton and to be a part of making this Company even more successful.”

Robert Budd, CEO commented, “We are welcoming David as a key member of executive management, and his experience in both the public markets and in manufacturing makes him ideally suited to fill the CFO role within Next. Having had some time to get to know him well, including time spent at our manufacturing facility in Indiana, I’m extremely confident he will not only play a major role in continuing the business plan we initiated over a year ago, but he will add significant value to it.”

Budd further commented, “We are grateful for the contributions that Chuck has made to the company over the past several years. Chuck will always be a member of the Next family.”

About Next, Inc. http://www.nextinc.net.

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets, and distributes licensed and branded products and imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary designs. Next is one of the dominant companies in the highly fragmented licensed products and imprinted sportswear industries.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements. The Company relies on this safe harbor in making such disclosures. The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections. These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.